UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Armstrong World Industries, Inc.

(Name of issuer)

Common Stock, Par Value $0.01 Per Share

(Title of class of securities)

04247X102

(CUSIP number)

Clive D. Bode

Vice President

TPG Capital, L.P.

301 Commerce Street, Suite 3300

Fort Worth, Texas 76102

(817) 871-4000

Copy to:

Victor Lewkow

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York City, NY 10006

(212) 225-2000

(Name, address and telephone number of person authorized to receive notices and communications)

April 1, 2010

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04247X102
1.	Names of reporting persons. TPG Advisors V, Inc.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO (see Item 3)
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole voting power 0
	8.	Shared voting power 36,983,372 (see Item 5)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 7,001,892 (see Item 5)
11.	Aggregate amount beneficially owned by each reporting person 36,983,372 (see Item 5)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row 11 64.4%*
14.	Type of reporting person (see instructions) CO

*	The calculation is based on 57,446,003 shares of Issuer Common Stock outstanding as of February 18, 2010, which figure is based on information set forth in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009, which was filed with the Securities and Exchange Commission on February 26, 2010.

CUSIP No. 04247X102
1.	Names of reporting persons. TPG Advisors VI, Inc.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO (see Item 3)
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole voting power 0
	8.	Shared voting power 36,983,372 (see Item 5)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 7,001,892 (see Item 5)
11.	Aggregate amount beneficially owned by each reporting person 36,983,372 (see Item 5)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row 11 64.4%*
14.	Type of reporting person (see instructions) CO

*	The calculation is based on 57,446,003 shares of Issuer Common Stock outstanding as of February 18, 2010, which figure is based on information set forth in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009, which was filed with the Securities and Exchange Commission on February 26, 2010.

CUSIP No. 04247X102
1.	Names of reporting persons. David Bonderman
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO (see Item 3)
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with:	7.	Sole voting power 0
	8.	Shared voting power 36,983,372 (see Item 5)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 7,001,892 (see Item 5)
11.	Aggregate amount beneficially owned by each reporting person 36,983,372 (see Item 5)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row 11 64.4%*
14.	Type of reporting person (see instructions) IN

*	The calculation is based on 57,446,003 shares of Issuer Common Stock outstanding as of February 18, 2010, which figure is based on information set forth in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009, which was filed with the Securities and Exchange Commission on February 26, 2010.

CUSIP No.04247X102
1.	Names of reporting persons. James G. Coulter
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO (see Item 3)
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with:	7.	Sole voting power 0
	8.	Shared voting power 36,983,372 (see Item 5)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 7,001,892 (see Item 5)
11.	Aggregate amount beneficially owned by each reporting person 36,983,372 (see Item 5)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row 11 64.4%*
14.	Type of reporting person (see instructions) IN

*	The calculation is based on 57,446,003 shares of Issuer Common Stock outstanding as of February 18, 2010, which figure is based on information set forth in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009, which was filed with the Securities and Exchange Commission on February 26, 2010.

Item 1.	Security and Issuer

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the statement on Schedule 13D originally filed by the Reporting Persons on August 11, 2009, as amended by Amendment No. 1 filed on September 3, 2009 (as so amended, the “Original Schedule 13D,” and, as further amended by this Amendment No. 2, the “Schedule 13D,”) relating to Issuer Common Stock. Unless otherwise indicated, each capitalized term used but not defined in this Amendment No. 2 shall have the meaning assigned to such term in the Original Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

This Amendment No. 2 supplements and amends Item 3 of the Original Schedule 13D by replacing the last sentence of the second paragraph with the following:

With respect to the Tender Offer commenced by Armor on September 3, 2009 and completed on October 2, 2009, the purchase price for the 1,892 shares of Issuer Common Stock acquired by Armor pursuant to the terms of the Tender Offer was funded by the TPG Funds, utilizing equity contributions from the limited partners of the TPG Funds. Any future purchase by Armor of additional shares of Issuer Common Stock, as described under the heading “Additional Purchases” in Item 4 below, will also be funded by the TPG Funds, utilizing equity contributions from the limited partners of the TPG Funds.

Item 4.	Purpose of Transaction

This Amendment No. 2 supplements and amends Item 4 of the Original Schedule 13D by:

(1)	replacing the second paragraph under the heading “Tender Offer” with the following:

The Tender Offer was commenced on September 3, 2009 and completed on October 2, 2009. Armor acquired 1,892 shares of Issuer Common Stock pursuant to the terms of the Tender Offer.

(2) inserting the following after the subsection titled “Tender Offer” and prior to the subsection titled “Shareholders’ Agreement”):

Additional Purchases

Armor intends to acquire additional shares of Issuer Common Stock. The timing and amount of such acquisitions will depend on Armor’s ongoing evaluation of AWI, prevailing market and economic conditions and/or other investment considerations. Armor’s acquisition of additional shares of Issuer Common Stock is subject to the provisions of the Shareholders’ Agreement, the NDA and applicable legal restrictions, including the restriction under the NDA that through May 25, 2010 Armor’s additional purchases cannot in the aggregate exceed 4,434,043 shares of Issuer Common Stock. Armor will acquire additional shares of Issuer Common Stock through open market purchases and/or privately.

Armor is filing the Notification and Report Form for Certain Mergers and Acquisitions pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) with the Federal Trade Commission (the “FTC”) and the Antitrust Division of the Department of Justice (the “Antitrust Division”) in connection with the additional purchases on April 1, 2010. The waiting period under the HSR Act is scheduled to expire on May 3, 2010, unless earlier terminated by the FTC and the Antitrust Division, or extended by a request for additional information.

(3) adding the following sentence after the last paragraph under the heading “Composition of AWI’s Board of Directors”:

Armor nominated David Bonderman and Kevin Burns as the initial TPG Directors and the Trust nominated James Melville and Edward Steiner as the initial Trust Directors. On September 22, 2009, the

AWI Board of Directors elected by unanimous written consent Messrs. Bonderman, Burns, Melville and Steiner to the Board of Directors.

Item 5.	Interest in Securities of the Issuer

This Amendment No. 2 amends Item 5 (a)-(b) of the Original Schedule 13D as set forth below:

(1) replacing the first paragraph with the following:

(a)-(b) The following disclosure assumes that there are 57,446,003 shares of Issuer Common Stock outstanding as of February 18, 2010, which figure is based on information set forth in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009, which was filed with the Securities and Exchange Commission on February 26, 2010.

(2) replacing the references in the second paragraph to “7,000,000 shares” with “7,001,892 shares”.

(3) replacing the reference in the third paragraph to “TPG Funds” with “Armor”.

(4) replacing the reference in the third paragraph to “AWI” with “the Trust”.

(5) replacing the reference in the fourth paragraph to “36,981,140 shares” with “36,983,372 shares”.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: April 1, 2010

TPG ADVISORS V, INC.

By:	/s/ Clive D. Bode
Name:	Clive D. Bode
Title:	Vice President

TPG ADVISORS VI, INC.

By:	/s/ Clive D. Bode
Name:	Clive D. Bode
Title:	Vice President

David Bonderman

By:	/s/ Clive D. Bode
Clive D. Bode, on behalf of David Bonderman (1)

James G. Coulter

By:	/s/ Clive D. Bode
Clive D. Bode, on behalf of James G. Coulter (2)

(1) Clive D. Bode is signing on behalf of Mr. Bonderman pursuant to an authorization and designation letter dated September 1, 2009, which was previously filed with the SEC as an exhibit to Amendment No. 1 filed by Mr. Bonderman on September 3, 2009.

(2) Clive D. Bode is signing on behalf of Mr. Coulter pursuant to an authorization and designation letter dated September 1, 2009, which was previously filed with the SEC as an exhibit to Amendment No. 1 filed by Mr. Coulter on September 3, 2009.